Administrative Office 4333 Edgewood Road NE Cedar Rapids, IA 52499

February 9, 2017

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-186030)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-186034)

Dear Mr. Cowan:

The Post-Effective Amendment No. 5 for the above referenced Form N-4 registration statements were filed with the Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on February 8, 2017. The accession numbers are 0001193125-17-034792 for Separate Account VA B and 0001193125-17-034798 for Separate Account VA BNY.

The purpose of the Amendment is to file for review of the prospectuses and statements of additional information contained in the Registration Statements describing the following changes to their products:

1. Adding the Retirement Income Choice 1.6 Rider fees to the Rate Sheet Prospectus Supplement

2. Adding the Retirement Income Max Rider fees to the Rate Sheet Prospectus Supplement

3. Adding the Transamerica Income Edge Rider fees to the Rate Sheet Prospectus Supplement

The Rate Sheet Prospectus Supplements for Retirement Income Choice 1.6, Retirement Income Max and Transamerica Income Edge Riders will provide the current fee percentages for the riders, respectively. The prospectus will contain the maximum fee percentages for each of the riders. The filed registration statements included brackets for the maximum rider fee percentages. Below are the maximum fee percentages that we will be including in the 485(b) filing.

Maximum
Retirement Income Choice ® 1.6 (annual charge—% of Withdrawal Base)
Base Benefit Designated Allocation Group A	2.50%
Base Benefit Designated Allocation Group B	2.50%
Base Benefit Designated Allocation Group C	2.50%
Additional Benefits available with Retirement Income Choice ® 1.6 rider:
Death Benefit—(Single Life Option)	0.55%
Death Benefit—(Joint Life Option)	0.50%
Income EnhancementSM—(Single Life Option—Not available in NY)	0.45%
Income EnhancementSM—(Joint Life Option—Not available in NY)	0.65%
Transamerica Income Edge (annual charge—% of Withdrawal Base)	2.50%
Retirement Income Max ® (annual charge—% of Withdrawal Base)	2.50%

Mr. Mark Cowan

February 9, 2017

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If you have any comments or questions regarding the filing, please call Julie Collett at (720) 482-8828, or Alison Ryan at (213) 742-5216, with any comments or questions.

Sincerely,

Julie Collett

Senior Counsel